Exhibit 2.1

CONFIDENTIAL

DUBAI PORTS INTERNATIONAL FZE
P.O. Box 17000
Dubai
United Arab Emirates

CSX CORPORATION
500 Water Street, 15th floor
Jacksonsville, FL 32202
United States of America

February 22, 2005

Ladies and Gentlemen:

This letter agreement is with reference to the Stock Purchase Agreement, dated as of December 8, 2004 (the “Purchase Agreement”), by and between CSX CORPORATION, a Virginia corporation (“Seller”), and DUBAI PORTS INTERNATIONAL FZE, a corporation organized under the laws of the Emirate of Dubai, United Arab Emirates (“Purchaser”), in respect of the purchase and sale of all of the issued and outstanding shares of capital stock of SL SERVICE, INC., a Delaware corporation (the “Company”) and of all of the issued and outstanding shares of capital stock of ORANGE BLOSSOM INVESTMENT COMPANY LTD., a company organized under the laws of the British Virgin Islands (“Newco”). Any capitalized term not defined in this letter agreement shall have the meaning set forth in the Purchase Agreement.

The parties to this letter agreement hereby acknowledge and agree as follows:

(1)     The name of Purchaser was misstated in the Purchase Agreement. Accordingly, any reference in the Purchase Agreement to “Dubai Ports International FZ Ltd.” shall be a reference to “Dubai Ports International FZE”.

(2)     Pursuant to Section 2.4 of the Purchase Agreement, the Closing Date shall be Tuesday, February 22, 2005.

(3)     Section 2.1(b) of the Purchase Agreement is hereby amended by replacing the amount “$1,150,000,000” with the amount “$1,131,000,000.”

(4)     Notwithstanding the provisions of Section 5.5 of the Purchase Agreement, Purchaser does not require extension of the insurance policies set forth on Schedule A after the Closing Date.

(5)     Notwithstanding the provisions of Section 5.5 of the Purchase Agreement, Seller shall cause CSX Insurance Company to keep such insurance policies as set forth on

Schedule B, in full force and effect for as long as CSXWT’s Charlotte office remains operational but in no event longer than six (6) months after the Closing Date, at Purchaser’s cost.

(6)     Seller hereby acknowledges to Purchaser that as of the date hereof it has caused the Company to become a beneficiary of CSXWT’s Policy D0659 issued by the American Home Assurance Company.

(7)     Pursuant to Section 5.6(b) of the Purchase Agreement, to the extent that the Company and any Subsidiaries and Joint Ventures include any Marks in their names or on any stationery, signage or similar materials, Seller hereby grants the Company and each of such Subsidiaries and Joint Ventures a limited transitional license to use such Marks as they were used by the Company, such Subsidiary or such Joint Venture immediately prior to the Closing. This license shall remain in effect for a period of the shorter of (i) ninety (90) days after the Closing or (ii) with regard to the Company and each Subsidiary and Joint Venture, the time it takes to change the name of the Company or such Subsidiary or Joint Venture, as the case may be, and to replace any stationery, signage and similar materials containing or displaying any of the Marks as required pursuant to the Purchase Agreement.

(8)     Section 9.4(a) of the Purchase Agreement is hereby deleted and replaced in its entirety by the following:

“No amount shall be payable by any Indemnifying Party pursuant to Section 9.2(a) unless the aggregate amount of Losses indemnifiable under Section 9.2(a), if any, exceeds six million dollars ($6,000,000) (the “General Deductible”) (and then only to the extent of such excess); provided, however, that no amount shall be payable by an Indemnifying Party pursuant to Section 9.2(a) with respect to the matters on Schedule 9.4(a) (the “Scheduled Matters”) unless the aggregate amount of Losses indemnifiable under Section 9.2(a), if any, with respect to the Scheduled Matters exceeds the sum of (i) nineteen million dollars ($19,000,000) and (ii) the amount of the General Deductible less the aggregate of any Losses that were not payable because they were not in excess of the General Deductible (and then only to the extent of the excess of such sum).”

A new Schedule 9.4(a) is hereby added to the Purchase Agreement in the form set forth in Schedule C to this letter agreement.

(9)     Pursuant to Section 5.17 of the Agreement, the Parties hereby allocate $115,000,000 of the Purchase Price to the acquisition by Purchaser of the Newco Shares.

(10)     Not more than $900,000 in cash held by CSX World Terminals Asia, Ltd. shall be included as Working Capital as of the Closing Date and such amount shall not be included within, or in any manner taken into account in calculating, the $500,000 limitation in sub-clause (i) of first proviso of the definition of Working Capital.

(11)     The amount to be paid by Purchaser to Seller on the Closing Date pursuant to Section 2.5 of the Purchase Agreement shall be $1,142,000,000, which amount is calculated as follows:

(i)     $1,131,000,000; plus

(ii)     $10,186,342, representing Seller’s good faith estimate of the adjustments to the Purchase Price relating to Working Capital and Debt, as provided by Seller to Purchaser of February 17, 2005; plus

(iii)     $813,658, being Seller’s estimate of the cash held by CSX World Terminals Asia, Ltd. as of the Closing Date.

Except as expressly modified by this letter agreement, the provisions of the Purchase Agreement shall remain unaffected and in full force and effect and the Purchase Agreement and this letter agreement together shall constitute the entire agreement of the parties with respect to the subject matter thereof and hereof.

This letter agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts executed in and to be performed entirely within that state. This letter agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one single instrument. The parties to this letter agreement are independent contracting parties and nothing in this letter agreement shall create a trust, partnership, agency or other legal relationship between the parties.

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If the forgoing is in accordance with your understanding, please sign and return to us one counterpart hereof.

Very truly yours,

DUBAI PORTS INTERNATIONAL FZE

By:	/s/ Mohammed Sharaf

Name: Mohammed Sharaf
Title: Managing Director

Acknowledged and agreed by:

CSX CORPORATION

By:	/s/ Peter J. Shudtz

Name: Peter J. Shudtz
Title: Vice President